                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               VARSITY GROUP INC.
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                                (NAME OF ISSUER)
                Class A Common Stock, $0.0001 par value per share
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                         (TITLE OF CLASS OF SECURITIES)

                                   922300 10 8
                                   -----------
                                 (CUSIP NUMBER)

                          2020 K Street, NW, 6th Floor
                              Washington, DC 20006
                                 (202) 667-3400

                                 with a copy to:

                                  Scott Herlihy
                                Latham & Watkins
                            1140 Commerce Park Drive
                                    Suite 200
                              Reston, VA 20191-1549
                                 (703) 390-0900
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   12/28/2000
                                   ----------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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                                  SCHEDULE 13D

--------------------------------------                                      -----------------------------------
CUSIP NO.  922300 10 8                                                            PAGE    1    OF  7
                                                                                        ------    ---
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
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   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Eric J. Kuhn

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a)[ ]
                                                                                                        (b)[ ]


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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS

          PF

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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                       [ ]

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                                 7      SOLE VOTING POWER

                                        1,413,179

                             -----------------------------------------------------------------------------------
     NUMBER OF SHARES            8      SHARED VOTING POWER
        BENEFICIALLY
      OWNED BY EACH
     REPORTING PERSON        -----------------------------------------------------------------------------------
           WITH                  9      SOLE DISPOSITIVE POWER

                                        1,413,179

                             -----------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER


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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,413,179
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.8%
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   14     TYPE OF REPORTING PERSON*

          IN
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.     SECURITY AND ISSUER.

        This statement relates to the Common Stock, $.0001 par value per share, of the Issuer (the "Common Stock"). The Issuer's principal executive offices are located at 2020 K Street, NW, 6th Floor, Washington, DC 20006.

ITEM 2.     IDENTITY AND BACKGROUND.

        (a) This statement is filed by Eric J. Kuhn (the "Reporting Person").

        (b) The business address of the Reporting Person is 2020 K Street, NW, 6th Floor, Washington, DC 20006.

        (c) Eric J. Kuhn is the President, Chairman of the Board of Directors and Chief Executive Officer of the Issuer. The Reporting Person's business address is set forth in Item 2(b).

        (d) and (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

        (f) The Reporting Person is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Prior to the consummation of the Issuer's initial public offering on February 15, 2000 (the "IPO"), the Reporting Person acquired Common Stock and preferred stock of the Issuer through a series of privately negotiated transactions with the Issuer. All of the preferred stock of the Issuer held by the Reporting Person was converted to Common Stock upon the consummation of the IPO.

        The Reporting Person acquired the Common Stock that gave rise to the obligation to file this statement (i) through ordinary course vesting of (A) options for shares of Common Stock of the Issuer and (B) Restricted Stock of the Issuer, in each case that comprise a portion of the Reporting Person's overall compensation (see description below) and (ii) with his personal funds in five separate open market transactions on the date, in the quantities and for the prices listed below:

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    NUMBER           DATE          NUMBER OF SHARES           PRICE
---------------------------------------------------------------------------
1                  12/22/00             25,800                $0.13
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2                  12/26/00             27,000                $0.16
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3                  12/27/00             21,700                $0.16
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4                  12/28/00             47,800                $0.16
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5                  12/29/00             39,800                $0.17
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


        On August 24, 1999, the Reporting Person was issued stock options for 138,052 shares of Common Stock. These shares vest and become exercisable in 48 monthly installments on the 24th day of each month beginning on September 24, 1999. As of the date hereof, approximately 54,645 options for shares of Common Stock are or will become exercisable within the next 60 days and the Reporting Person is deemed to have beneficial ownership of such shares.

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        On December 17, 1999, the Reporting Person was issued stock options for
345,470 shares of Common Stock. These shares vest and become exercisable in 48 monthly installments on the 17th day of each month beginning on January 17, 2000. As of the date hereof, approximately 100,762 options for shares of Common Stock are or will become exercisable within 60 days and the Reporting Person is deemed to have beneficial ownership of such shares.

        On February 15, 2000, the Reporting Person was issued stock options for 107,913 shares of Common Stock. These shares vest and become exercisable in 48 monthly installments on the 15th day of each month beginning on March 15, 2000. As of the date hereof, approximately 31,474 options for shares of Common Stock are or will become exercisable within 60 days and the Reporting Person is deemed to have beneficial ownership of such shares.

        On December 21, 2000, the Reporting Person was issued 350,000 shares of Restricted Stock that vest (which vesting gives the Reporting Person the right to vote such shares) in 24 monthly installments on the 21st day of each month beginning on December 21, 2000. As of the date hereof, the Reporting Person beneficially owns 58,332 shares of Common Stock pursuant to this issuance of Restricted Stock (including 29,166 shares that will vest and become exercisable within 60 days).

ITEM 4.     PURPOSE OF TRANSACTION.

        The Reporting Person acquired a portion of the Common Stock covered by this statement in open-market transactions as a result of his belief that the Common Stock represented an attractive investment. The Reporting Person also believes that his holding an equity interest in the Issuer assists in aligning the interests of management and shareholders. From time to time, the Reporting Person may purchase additional securities in open market transactions, in privately negotiated transactions or otherwise.

        The Reporting Person acquired a portion of the Common Stock covered by this statement through ordinary course vesting of (A) options for shares of Common Stock of the Issuer and (B) Restricted Stock of the Issuer, in each case that comprise a portion of the Reporting Person's overall compensation.

        Any action that the Reporting Person might undertake in the future will be dependent upon his review of numerous factors, including, among other things, the availability of shares of the Common Stock for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Issuer's business operations and investment opportunities; the actions of others in management and the Board of Directors of the Issuer; and other future developments.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

        (a) The Reporting Person beneficially owns 1,413,179 shares, or 8.8%, of the outstanding Common Stock. The number of shares beneficially owned include options to acquire 186,881 shares of Common Stock which are or will become exercisable within 60 days and 64,582 shares of Restricted Stock (includes 33,332 shares which vest within 60 days). The percentage of ownership is calculated using 16,046,948 shares of Common Stock outstanding, which assumes exercise by the Reporting Person of all of the options described in this Item
5 and vesting of all of the Restricted Stock described in this Item 5.

        (b) The Reporting Person has the sole power to vote or to direct the vote of all shares of Common Stock covered by this Schedule 13D.

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        (c) The Reporting Persons has made the following purchase in the past 60 days:

        See response to Item 3.

        On January 31, 2001, the Reporting Person was issued 50,000 shares of Restricted Stock that vest (which vesting gives the Reporting Person the right to vote such shares) in 24 monthly installments on the 31st day of each month beginning on January 31, 2001. As of the date hereof, the Reporting Person beneficially owns approximately 6,250 shares of Common Stock pursuant to this issuance of Restricted Stock (including approximately 4,166 shares that will vest within the next 60 days).

        (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock covered by this Schedule 13D.

        (e) Nothing to Report.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Nothing to Report.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

        Nothing to Report.



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               By:  /s/ Eric J. Kuhn
                                                   ----------------------------
                                                   Name:  Eric J. Kuhn
Dated:  February 15, 2001